EXHIBIT m.5

                AMENDMENT TO THE CLASS A SHARES DISTRIBUTION PLAN
                             PURSUANT TO RULE 12b-1





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                                  AMENDMENT OF
                           PHOENIX MULTI-SERIES TRUST
                                  (the "Trust")

                                 CLASS A SHARES
                     AMENDED AND RESTATED DISTRIBUTION PLAN
                             PURSUANT TO RULE 12b-1
                                    under the
                         INVESTMENT COMPANY ACT OF 1940

Introduction
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         The Trust and the requisite percentage of affected shareholders thereof have adopted an amended and restated distribution plan (the "Plan") in accordance with the requirements of Section l2b-1 of the Investment Company Act of 1940, as amended (the "Act") with respect to Class A shares of the Trust.

         The Distributor (as such term is defined in the Plan) intends to distribute a fund of funds that is currently expected to be managed by an investment adviser affiliated with the investment adviser to the Trust (the "Fund of Funds"). The Fund of Funds intends to purchase, among other securities, class A shares of certain series in the Trust. The Plan currently permits payment of Rule 12b-1 Fees (as such term is defined in the Plan) only in connection with the sale of shares of the Trust and therefore the purchase of class A shares by the Fund of Funds would not presently result in payment of such fees to the Distributors and others involved in the marketing and servicing of such investments.

         On May 21, 2003, the Trustees deliberated the equities of depriving such parties of fees that such entities would otherwise have been entitled to receive had these shares been sold to individual investors. The Trustees considered the merits of extending the definition of parties qualified to receive Rule 12b-1 Fees hereunder and now desire to amend the Plan to provide that such fees shall also be payable to the Distributor (and sub-distributors) as compensation for the sale of class A shares to the Fund of Funds and providing personal service to shareholders of the Fund of Funds, including assistance in connection with inquiries relating to shareholder accounts, and maintaining shareholder accounts. It is the intent of the Trustees that these amendments shall not increase the amount of Rule 12b-1 Fees beyond that amount otherwise payable in connection with the direct sale of class A shares to individual investors.

         NOW, THEREFORE, in consideration of the foregoing, the Plan is hereby amended so as to provide that notwithstanding anything to the contrary, Rule 12b-1 Fees shall also be payable to the Distributor (and sub-distributors) as compensation for the sale of class A shares to the Fund of Funds and providing personal service to shareholders of the Fund of Funds, including assistance in connection with inquiries relating to shareholder accounts, and maintaining shareholder accounts.